UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON
MARCH 10, 2006
Sumarized Drawn-up, according to Article 130 and its paragraphs of the Law
6.404/76.

1) Date, Place and Time: held at 5 pm on March 10, in the Contax Participações S.A. Headquarters (“Company”) located at Rua do Passeio, 48 to 56, (part of), Rio de Janeiro, RJ.

2) Call Notice: First Call Notice was published in “Diário Oficial do Estado do Rio de Janeiro” official gazette, part V, editions issued on: 9/2/2006, page 25, 2/10/2006, page 6 and 2/13/2006, page 11, and in “Valor Econômico – National Edition” newspaper, editions issued on: 2/9/2006, page A14, 2/10/2006, page C8 and 2/13/2006, page B2 and Second Call Notice published, in “Diário Oficial do Estado do Rio de Janeiro” Oficial Gazette, part V, editions issued on: 3/2/2006, page 15, 3/3/2006, page 13 and 3/6/2006, page 88, and “Valor Econômico – National Edition” newspaper, editions issued on: 3/2/2006, page B3, 3/3/2006, page B5 and 3/6/2006, page C16.

3) Agenda: 1. Deliberate on the incorporation of item “c” in article 29 of the Company Bylaws, which enables the establishment of a statutory reserve fund; 2. Deliberate on the amendment of the Company Bylaws in order to reflect the change of the Company’s Headquarters address, as approved by the Board of Directors Meeting held on November 30, 2005.

4) Attendance: Shareholders representing more than 56% of the voting capital stock, according to the signatures included in the Shareholders Attendance Book.

5) Desk: Chairman: Michel Neves Sarkis, Secretary: Luiz Antonio de Sampaio Campos.

6) Decisions: Unanimously approved by all presents the following agenda:

i) Incorporation of item “c” in Article 29 of the Company’s bylaws, allowing the establishment of a statutory reserve fund; thus, Article 29 of the Company’s bylaws now has the following wording “Article 29 – Any eventual accumulated loss and provision for income tax will be deducted from the fiscal year’s result before any interest.

Paragraph One – The statutory interest of managers will be calculated based on the remaining profit calculated according to the main section of this article, up to the maximum legal limit. Paragraph Two – After the deduction described in the preceding paragraph, the fiscal year’s net income will be allocated as follows: a) 5% to the legal reserve, until it reaches 20% of the paid capital stock. The establishment of the legal reserve may be waived in the fiscal year in which its balance, added to capital reserves, exceeds 30% of the capital stock; b) of the fiscal year’s net income balance, obtained after the deduction described in the preceding paragraph and adjusted according to Article 202 of Law #6404/76, 25% will be allocated to the payment of compulsory dividends to its shareholders, pursuant to the provisions of Paragraph Three of Article 05; and c) the remaining balance, after the accounting of profit in the unrealized earnings reserve, will be transferred to the Investment Reserve, aimed at ensuring investments of the Company’s interest, in addition to strengthening its working capital. This reserve may not exceed, along with the other earnings reserves, the Capital Stock value”; and

ii) Amendment of the Company Bylaws in order to reflect the change of the Company’s Headquarters address, as approved by the Board of Directors Meeting held on November 30, 2005, as follows: “Article 2 – The Company’s headquarters and jurisdiction are located at Rua do Passeio, 48 a 56, Parte, Cinelândia, in the City and State of Rio de Janeiro and may, upon the deliberation of the Board of Directors, irrespective of the authorization of the General Meeting, establish, maintain and close branches, offices, warehouses or representative agencies in any part of Brazil or abroad.”

7) Closure: Nothing more to be dealt with, the meeting was concluded, and these present Minutes were summarized, drawn up, read, approved, and signed by all shareholders attending the meeting, whose authorized its disclosure without their respective signatures according to article 130, paragraph 2 of Law 6.404/76.

Rio de Janeiro, March 10, 2006.

______________________
Luiz Antonio de Sampaio Campos
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.